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                                                                  EXHIBIT (e)(5)

                                                         ENDORSED FILED
MILBERG WEISS BERSHAD RYNES & LERACH LLP
WILLIAM S. LERACH (68581)                                 JAN. 14 2003
DARREN J. ROBBINS (168593)
401 B Street, Suite 1700                           SUPERIOR COURT OF CALIFORNIA
San Diego, CA 92101                                     COUNTY OF SONOMA
Telephone: 619/231-1058
619/231-7423 (fax)

CAULEY, GELLER, BOWMAN & COATS, LLP
PAUL J. GELLER
One Boca Place, Suite 421A
2155 Gladen Road
Boca Raton, FL 33431
Telephone: 561/750-3000
561/750-3364 (fax)

Attorneys for Plantiff

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                                COUNTY OF SONOMA

SCOTT SEBASTIAN, On Behalf of Himself
and All Other Similarly Situated,

                           Plaintiff,

        vs,

NEXT LEVEL COMMUNICATIONS, INC.,           )  VIA FAX
J. MICHAEL NORRIS,                         )
EUGENE DELANEY,                            )  Case No. 231852
CRAIG KORNBLAU,                            )
CRAY BENOIST,                              )  CLASS ACTION
PAUL S. LATCHFORD,                         )  ------------
WALTER S. CLAY,                            )
ALEX GOOD,                                 )  COMPLAINT BASED UPON
and, DOES, 1-25, inclusive,                )  SELF-DEALING AND BREACH OF
                                           )  FIDUCIARY DUTY
                           Defendants.     )
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           COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY

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                                  INTRODUCTION

     1. Next Level Communications, Inc. ("Next Level" or the "Company") is a publicly traded corporation organized under the laws of Delaware. Next Level designs and markets broadband communications equipment that enables telephone companies and other communications service providers to cost effectively deliver a full suite of voice, high-speed data and digital video services over the existing copper telephone wire infrastructure. Service providers that deploy the Company's equipment can either offer voice, data and video services in a single product offering or offer each service separately, depending on subscriber demand and the service provider's objectives. Next Level's products consist of equipment located at the telephone company's central office or exchange, in the field and at the subscriber's home or business. This is a stockholder class action brought by plaintiff on behalf of the common stockholders of Next Level against Next Level's directors arising from their actions/inactions in connection with their efforts to complete the sale of Next Level to Motorola, Inc. (the "Acquisition") without full disclosure of all material information. Plaintiff seeks equitable relief only.

     2. On January 13, 2003, Motorola announced that it would acquire the remaining shares of Next Level it did not own for $1.04 per share, via a tender offer. Motorola currently owns 74% of Next Level and effectively controls the Board through its ownership and board positions, whereby Motorola will have acquired the entire company through this tender offer. In pursuing the unlawful plan to sell Next Level, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

     3. Instead of attempting to obtain the highest price reasonably available for Next Level for its shareholders, the Individual Defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Motorola.

     4. On January 13, 2003, Motorola, (which controls Next Level) announced the decision to acquire Next Level. Both the timing and the amount of this plan are suspect; the announcement comes after Motorola knew or should have known the Company's actual results for the period ended December 31, 2002, but days before the announcement (Motorola controls the timing of the

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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announcement) of these results: and the share price of Next Level is currently
$1.20 per share--well above the $1.04 tender offer price.

     5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Next Level to one buying group, and one buying group only, on terms preferential to Motorola at the expense of plaintiff and Next Level's public stockholders.

                             JURISDICTION AND VENUE

     6. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

     7. This Court has jurisdiction over defendants because they conduct business in, reside in, or are citizens of California. This action is not removable.

     8. Venue is proper in this Court because defendants' wrongful acts arose in and had an effect in this County.

                           PARTIES AND OTHER ENTITIES

     9. Plaintiff Scott Sebastian is, and at all times relevant hereto was, a common shareholder of Next Level.

     10. Next Level is a citizen of California as it is a Delaware corporation with its principal place of business located at 6085 State Farm Drive, Rohnert Park, California 94928. Next Level designs and markets broadband communications equipment that enables telephone companies and other communications service providers to cost effectively deliver a full suite of voice, high-speed data and digital video services over the existing copper telephone wire infrastructure. Service providers that deploy the Company's equipment can either offer voice, data and video services in a single product offering or offer each service separately, depending on subscriber demand and the service provider's objectives. Next Level's products consist of equipment located at the telephone company's central office or exchange, in the field and at the subscriber's home or business.

     11. Defendant J. Michael Norris ("Norris") is CEO and Chairman of the Board of the Company. Norris is a citizen of California.

     12. Defendant Eugene Delaney ("Delaney") is a director of the Company.

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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     13.  Defendant Craig Kornblau ("Kornblau") is a director of the Company.

     14.  Defendant Gray Benoist ("Benoist") is a director of the Company.

     15.  Defendant Paul S. Latchford ("Latchford") is a director of the
          Company.

     16   Defendant Walter S. Clay ("Clay") is a director of the Company.

     17.  Defendant Alex Good ("Good") is a director of the Company.

     18. The defendants named above in (Paragraphs) 12-18 are sometimes collectively referred to herein as the "Individual Defendants."

     19. The true names and capacities of the defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendant is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

                          DEFENDANTS' FIDUCIARY DUTIES

     20. In accordance with their duties of loyalty, care and good faith, each Individual Defendant, as a director and/or officer, owes Next Level and its public stockholders fiduciary obligations and is obligated to use his/her ability to control and manage Next Level in a fair, just and equitable manner, act in furtherance of the best interests of Next Level and its stockholders, and not favor his/her own interests at the expense of Next Level and its shareholders. Each Individual Defendant is obligated to refrain from:

          (a) participating in any transaction where directors' or officers' loyalties are divided;

          (b) participating in any transactions where the directors or officers receive or are entitled to receive personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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        21.  Because the Individual Defendants have breached their duties of loyalty, candor, good faith and independence in connection with the sale of Next Level, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

        22. Plaintiff brings this action pursuant to California Code of Civil Procedure Section 382 on behalf of himself and all other shareholders of Next Level who are being and will be harmed by defendants' actions, as described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant or their successors in interest.

        23.  This action is properly maintainable as a class action.

        24. The Class is so numerous that joinder of all members is impracticable. According to Next Level's Securities and Exchange Commission ("SEC") filings, there were more than 86 million shares of Next Level common stock outstanding.

        25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

             (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other Class members in connection with the Acquisition;

             (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

             (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Next Level;

             (d) whether the individual defendants failed to disclose to Next Level shareholders material information in connection with the Acquisition;

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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         (e)  whether defendants have breached any of their other fiduciary duties to plaintiff and other Class members in connection with the Acquisition, including the duties of candor, good faith, diligence, honesty and fair dealing;

         (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

         (g) whether plaintiff and the other Class members would suffer irreparable injury were the transactions complained of herein consummated.

     26. Plaintiffs claims are typical of the claims of the other Class members and plaintiff does not have any interest adverse to the Class.

     27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class

     28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

Background to the Proposed Acquisition

     31. Next Level designs and markets broadband communications equipment that enables telephone companies and other communications service providers to cost effectively deliver a full suite of voice, high-speed data and digital video services over the existing copper telephone wire infrastructure. Service providers that deploy the Company's equipment can either offer voice, data and video services in a single product offering or offer each service separately, depending on

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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subscriber demand and the service provider's objectives. Next Level's products consist of equipment located at the telephone company's central office or exchange, in the field and at the subscriber's home or business.

        32. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Next Level's revenues and profits to Motorola, thus all of Next Level's operations will now accrue to the benefit of Motorola.

The Tender Offer is Announced

        33. On January 13, 2003, PR Newswire ran a press release entitled, "Motorola Announces Plans to Acquire Balance of Next Level Communications Stock." The press release stated in part:

        Motorola, Inc. today announced that it intends to make a tender offer for all of the outstanding publicly held shares of its subsidiary, Next Level Communications, Inc. Motorola currently owns 74% of the outstanding common stock of Next Level and intends to offer to acquire the balance of Next Level's common stock at $1.04 per share in cash, representing a 14.4% premium over the closing price on January 10, 2003 and a 28.6% premium over the average closing price for the last 90 trading days. The aggregate consideration for the outstanding Next Level shares (including shares outstanding following exercise of in-the-money options) would be approximately $30 million.

             Motorola acquired shares of Next Level through its acquisition of General Instrument Corporation, which became the basis for the formation of its Broadband Communications Sector in January 2000. In December 2000, Motorola began providing capital to Next Level to support its operations and since that time has provided over $175 million in funding and $30 million in financial guarantees to its Next Level subsidiary.

             "We continue to re-evaluate our business portfolio and seek ways to improve the financial strength and performance of our business," said Don McLellan, corporate vice president of mergers and acquisitions, Motorola, "Reintegrating our Next Level subsidiary provides the talented Next Level team a financially sound base and broader resources to continue deploying industry-leading broadband access platforms. At the same time Next Level will avoid the escalating costs and management time spent reassuring customers and suppliers of Next Level's financial viability, seeking additional financing sources and remaining publicly traded."

        About The Tender Offer

             The offer will be continued upon, amount other things (1) the tender of a majority of Next Level shares not held by Motorola and its affiliates, and (2) unless waived, Motorola owning at least 90% of the outstanding Next Level common stock as a result of the tender offer or otherwise. The tender will not be conditioned on Motorola obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same $1.04 per share cash price.


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         Motorola expects to commence the tender offer as soon as practicable.
     Once the tender offer is commenced, offering materials will be mailed to Next Level securityholders and Motorola will file all necessary information with the United States Securities and Exchange Commission.
     The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the Next Level board and Motorola has not asked the Next Level board of directors to approve the tender offer or the merger. Under applicable law, Next Level is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

                                CAUSE OF ACTION

                      Claim for Breach of Fiduciary Duties

     34. Plaintiff repeats and realleges each allegation set forth herein.

     35. The defendants have violated fiduciary duties of due care, loyalty, candor, independence, good faith and fair dealing owed under Delaware law to the public shareholders of Next Level and have acted to put their personal interests ahead of the interests of Next Level's shareholders.

     36. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

     37. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Motorola without regard to the fairness of the transaction to Next Level's shareholders. Defendant Next Level directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Next Level stock.

     38. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Next Level because, among other reasons:

         (a) they failed to properly value Next Level; and

         (b) they ignored or failed to protect against the numerous conflicts of interest resulting from their own interrelationships or connections with the Acquisition.

     39. Because the Individual Defendants dominate and control the business and corporate affairs of Next Level, and are in possession of private corporate information concerning Next Level's

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Next Level which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

     40. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

     41. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self dealing.

     42. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Next Level's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     43. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     44. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Next Level's stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     45. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                                PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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     B.  Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

     D. Directing the individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Next Level's shareholders;

     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

     F.  Disclosing the Company's results for December 31, 2002;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 13, 2003                MILBERG WEISS BERSHAD
                                        HYNES & LERACH LLP
                                       WILLIAM S. LERACH
                                       DARREN J. ROBBINS

                                       /s/ Darren J. Robbins
                                       -----------------------------
                                           DARREN J. ROBBINS

                                       401 B Street, Suite 1700
                                       San Diego, CA 92101
                                       Telephone: 619/231-1058
                                       619/231-7423 (fax)

                                       CAULEY, GELLER, BOWMAN
                                        & COATES, LLP
                                       PAUL J. GELLER
                                       One Boca Place, Suite 421A
                                       2255 Glades Road
                                       Boca Raton, FL 33431
                                       Telephone: 561/750-3000
                                       561/750-3364 (fax)

                                       Attorneys for Plaintiff

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         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY